SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated February 10, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: February 10, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 10, 2014

Consolidated Net Revenue grows to Rs. 63,877 crores

Consolidated PAT grows to Rs. 4,805 crores

Consolidated Financial Results for the Quarter and Nine months ended December 31, 2013

Tata Motors today reported Consolidated revenues (net of excise) of Rs.63,877 crores for the quarter ended December 31, 2013, a growth of 38.6% over Rs.46,090 crores for the corresponding quarter of the previous year, on the back of strong demand, growth in volumes and favourable product mix and geographic mix at Jaguar Land Rover (JLR). The Consolidated Profit before tax for the quarter was Rs.6,128 crores, over Rs.2,668 crores for the corresponding quarter of the previous year and the Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the quarter was Rs.4,805 crores, over Rs.1,628 crores for the corresponding quarter of the previous year.

The Consolidated revenue (net of excise) for the Nine months ended December 31, 2013 was Rs.1,67,544 crores, posting a growth of 26.1% over Rs.1,32,816 crores for the corresponding period last year. The Consolidated Profit before tax for the Nine months ended December 31, 2013 was Rs.13,807 crores, a growth of 54.5% over Rs.8,939 crores for the corresponding period last year. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the Nine months ended December 31, 2013, was Rs.10,073 crores, a growth of 69.4% compared to Rs.5,947 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Nine months ended December 31, 2013

The sales (including exports) of commercial and passenger vehicles for the quarter ended December 31, 2013, stood at 1,32,087 units, a decline of 35.7% as compared to the corresponding period last year. The revenues (net of excise) for the quarter ended December 31, 2013, stood at Rs.7,770 crores, as compared to Rs.10,630 crores for the corresponding quarter of the previous year. Prolonged slowdown in economic activity, weak consumer sentiments, subdued infrastructure activity, tight financing environment with high interest rates, weak operating economics for transporters due to lower fleet utilization and stagnant freight rates combined with fuel price increases, continued to impact the industry during the quarter. The Commercial Vehicle industry declined in September-December, 2013 quarter over the corresponding period last year, led by a fall of 31% in the cyclical M &HCV segment and around 27% in the LCV segment. However, value added services and new launches by the Company in M&HCV segment led to increase in market share by 200 bps in quarter ended December 31, 2013 as compared to the corresponding quarter last year. Profit / (Loss) before and after tax for the quarter ended December 31, 2013 was Rs.621 crores and Rs.1,251 crores, respectively, against the Profit / (Loss) before and after tax of Rs.(601) crores and Rs.(458) crores, respectively, for the corresponding quarter last year. The Company is in the process of divesting its investments in certain foreign subsidiary companies to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary. Consequently, the Profit before tax for the quarter ended December 31, 2013 includes profit of Rs.1,948 crores on such divestment.

The revenues (net of excise) for the Nine months ended December 31, 2013, were Rs.25,743 crores as compared to Rs.33,698 crores in the corresponding period last year. Profit before and after tax for Nine months ended December 31, 2013, was Rs.391 crores and Rs.1,151 crores, respectively, against Rs.660 crores and Rs.614 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive plc – (figures as per IFRS)

Jaguar Land Rover wholesale and retail volumes for the quarter ended December 31, 2013 grew by 22.7% and 26.5%, respectively, over the corresponding period last year and stood at 116,357 units and 112,172 units, respectively. Growth in volumes is driven by launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE, alongside higher volumes of the newer XF and XJ derivatives.

Revenues for the quarter ended December 31, 2013 of GBP 5,328 million represented a growth of 40.1% over GBP 3,804 million during the corresponding quarter last year. Operating profit (EBITDA) stood at GBP 955 million in the quarter, up 79.2% as compared to GBP 533 million during the corresponding quarter last year. Operating margin for the quarter ended December 31, 2013, stood at 17.9%, up 390 bps as compared to corresponding quarter last year reflecting richer product mix, supported by launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE, and richer geographic mix, with increased volumes in various geographies. The Profit before tax for the quarter ended December 31, 2013 grew to GBP 842 million (GBP 404 million in the corresponding quarter last year) reflecting higher operating profit (EBITDA), more favourable exchange revaluation, partially offset by higher depreciation and amortisation as well as lower finance income. Profit after tax for the quarter grew to GBP 619 million (GBP 296 million in the corresponding quarter last year).

Revenues for the Nine months ended December 31, 2013 of GBP 14,037 million, represented a growth of 30.8% over GBP 10,731 million in the corresponding period last year. Operating profit (EBITDA) of GBP 2,453 million for the Nine month represented a growth of 58.7% over GBP 1,546 million in the corresponding period last year. The Profit before tax for the Nine month ended December 31, 2013 grew by 65.0% over the corresponding period last year to GBP 1,925 million (GBP 1,167 million in the corresponding period last year). Profit after tax for the Nine month grew by 70.8% over the corresponding period last year to GBP 1,430 million (GBP 837 million in the corresponding period last year).

Tata Daewoo – (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 213 billion and recorded a Net profit of KRW 5 billion in the quarter ended December 31, 2013, as compared to KRW 175 billion and KRW 0.3 billion, respectively, in the corresponding period last year. Net Revenue and net profit for the Nine month ended December 31, 2013, stood at KRW 655 billion and KRW 18 billion, respectively, as compared to KRW 597 billion and KRW 2 billion, respectively, in the corresponding period last year.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.695 crores and reported a Profit / (Loss) after tax of Rs.(1) crores for the quarter ended December 31, 2013, as compared to Rs.757 crores and Rs.84 crores, respectively, in the corresponding period last year. The results for the quarter has been impacted due to tightness in the financial market, stress in the business environment and the consequent higher provision on account of Non Performing Assets. Net Revenue from operations and Profit after tax for the Nine month ended December 31, 2013, stood at Rs.2,216 crores and Rs.119 crores, respectively, as compared to Rs.2,037 crores and Rs.226 crores, respectively in the corresponding period last year.

News Release – 2	February 10, 2014

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit / (loss) of its associates for the Quarter and Nine months ended December 31, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information of 4 subsidiaries included in the consolidated financial results, whose interim financial statements / information reflect total revenue of Rs.55,117.25 crores and Rs.1,38,505.89 crores for the Quarter and Nine months ended December 31, 2013 respectively, and total profit after tax (net) of Rs.5,749.87 crores and Rs.12,687.61 crores for the Quarter and Nine months ended December 31, 2013, respectively as considered in the consolidated financial results. These interim financial statements / information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above and based on consideration of unaudited interim financial statements / information of subsidiaries, jointly controlled entity and associates referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards notified under the Companies Act, 1956 (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs) and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 5 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.764.67 crores (credit) (net of tax) and Rs.1,542.91 crores (debit) (net of tax) for the Quarter and Nine months ended December 31, 2013 respectively have been accounted in “Reserves and Surplus” in respect of a subsidiary company.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results include the interim financial statements / information of 23 subsidiaries and 1 jointly controlled entity which have not been reviewed / audited by their auditors, whose interim financial statements / information reflect total revenue of Rs.819.75 crores and Rs.2,286.69 crores for the Quarter and Nine months ended December 31, 2013 respectively, and total loss after tax (net) of Rs.90.40 crores and Rs.127.19 crores for the Quarter and Nine months ended December 31, 2013 respectively, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of loss after tax (net) of Rs.8.44 crores and Rs.34.99 crores for the Quarter and Nine months ended December 31, 2013 respectively, as considered in the consolidated financial results, in respect of 4 associates, based on their interim financial statements / information which have not been reviewed / audited by their auditors. These interim financial statements / information have been furnished to us by the Management and, our report on the Statement, in so far as it relates to the amounts included in respect of these entities, is based solely on such interim financial statements / information.

Our report is not qualified in respect of this matter.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to investor complaints disclosed in Part II - Select Information for the Quarter and Nine months ended December 31, 2013 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

B. P. Shroff

Partner

(Membership No. 34382)

Mumbai, February 10, 2014

News Release — 3	Consolidated Financial Results	February 10, 2014

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	( Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Particulars				Quarter ended			Nine months ended		Year ended March 31,
				December 31,	September 30,	December 31,	December 31,	December 31,
				2013	2013	2012	2013	2012	2013
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		64,377.64	56,636.66	47,054.26	168,799.23	135,336.18	192,419.16
		Less: Excise duty		841.58	935.44	1,232.95	2,810.69	3,524.84	4,766.32
		Net Sales / Income from operations		63,536.06	55,701.22	45,821.31	165,988.54	131,811.34	187,652.84
	(b)	Other operating income		340.77	1,181.06	268.19	1,555.23	1,004.65	1,164.79
		Total income from operations (net)		63,876.83	56,882.28	46,089.50	167,543.77	132,815.99	188,817.63
2		Expenses
	(a)	Cost of materials consumed		37,407.06	30,931.70	29,043.70	97,816.37	82,761.40	114,086.51
	(b)	Purchase of products for sale		1,967.72	3,435.19	2,062.67	7,748.86	6,783.39	9,266.00
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		585.92	254.84	(1,434.99)	(2,097.27)	(4,402.78)	(3,031.43)
	(d)	Employee benefits expense		5,850.25	5,179.02	4,352.91	15,490.49	12,161.66	16,584.05
	(e)	Depreciation and amortisation		2,852.69	2,729.25	2,069.97	7,929.59	5,230.23	7,569.30
	(f)	Product development / Engineering expenses		616.66	637.83	486.50	1,788.63	1,493.66	2,021.59
	(g)	Other expenses		11,095.98	11,273.78	8,453.91	31,865.37	25,173.73	35,535.58
	(h)	Amount capitalised		(3,595.25)	(3,465.21)	(2,532.49)	(9,871.50)	(7,900.86)	(10,191.97)
		Total expenses		56,781.03	50,976.40	42,502.18	150,670.54	121,300.43	171,839.63
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		7,095.80	5,905.88	3,587.32	16,873.23	11,515.56	16,978.00
4		Other income		157.47	232.09	188.64	571.85	634.06	811.53
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		7,253.27	6,137.97	3,775.96	17,445.08	12,149.62	17,789.53
6		Finance costs		1,001.21	1,111.74	934.58	3,061.19	2,586.32	3,553.34
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		6,252.06	5,026.23	2,841.38	14,383.89	9,563.30	14,236.19
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		102.18	71.84	173.53	352.66	598.80	515.09
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		22.16	202.00	—	224.16	25.36	87.62
9		Profit from ordinary activities before tax (7 - 8)		6,127.72	4,752.39	2,667.85	13,807.07	8,939.14	13,633.48
10		Tax expense		1,308.58	1,193.43	1,031.84	3,666.16	2,888.30	3,770.99
11		Net profit from ordinary activities after tax (9 - 10)		4,819.14	3,558.96	1,636.01	10,140.91	6,050.84	9,862.49
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit for the period (11 + 12)		4,819.14	3,558.96	1,636.01	10,140.91	6,050.84	9,862.49
14		Share of profit / (loss) of associates (net)		(5.84)	(6.47)	6.68	(29.24)	(37.86)	113.79
15		Minority interest		(8.50)	(10.63)	(15.19)	(38.94)	(65.84)	(83.67)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		4,804.80	3,541.86	1,627.50	10,072.73	5,947.14	9,892.61
17		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	638.00	643.78	638.00	638.07
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							36,959.63
19		Earnings per share (EPS)
	A.	Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	14.91	10.99	5.09	31.34	18.64	31.02
	(b)	Diluted EPS before and after extraordinary items	Rs.	14.91	10.99	5.07	31.33	18.64	30.94
	B.	‘A’ Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	15.01	11.09	5.19	31.44	18.74	31.12
	(b)	Diluted EPS before and after extraordinary items	Rs.	15.01	11.09	5.17	31.43	18.74	31.04

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Particulars			Quarter ended			Nine months ended		Year ended March 31, 2013
			December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	123,61,71,102	125,68,79,872	131,62,15,306	123,61,71,102	131,62,15,306	127,00,08,831
	-	Percentage of shareholding	45.17%	45.93%	48.61%	45.17%	48.61%	46.90%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,84,88,213	47,84,81,033	47,77,05,603	47,84,88,213	47,77,05,603	47,77,06,033
	-	Percentage of shareholding	99.28%	99.28%	99.12%	99.28%	99.12%	99.12%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	5,60,00,000	5,60,00,000	7,10,00,000	5,60,00,000	7,10,00,000	7,10,00,000
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	5.96%	5.96%	7.55%	5.96%	7.55%	7.55%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	2.05%	2.05%	2.62%	2.05%	2.62%	2.62%
		(b) Non-encumbered
	-	Number of shares	88,35,56,205	88,35,56,205	86,90,56,205	88,35,56,205	86,90,56,205	86,90,56,205
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	94.04%	94.04%	92.45%	94.04%	92.45%	92.45%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	32.28%	32.28%	32.09%	32.28%	32.09%	32.09%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	34,78,587	34,78,587	42,53,587	34,78,587	42,53,587	42,53,587
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	0.72%	0.72%	0.88%	0.72%	0.88%	0.88%

		Particulars	Quarter ended December 31, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	5
		Received during the quarter	18
		Disposed off during the quarter	22
		Remaining unresolved at the end of the quarter	1

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 10, 2014.
2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
3)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.
5)	During the quarter and nine months ended December 31, 2013, an amount of Rs. 764.67 crores (net of tax) has been credited and Rs. 1,542.91 crores (net of tax) has been debited respectively [Rs. 615.50 crores (net of tax) and Rs. 829.38 crores (net of tax) for the quarter and nine months ended December 31, 2012 have been debited respectively], in “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by subsidiary company in UK, under IFRS.
6)	During the quarter ended December 31, 2013, TML Holdings Pte Ltd Singapore (TMLHS), a subsidiary of the Company raised USD 500 million Equivalent Multi Currency Loans, due by 2019, for general corporate purposes.
7)	During the quarter ended December 31, 2013, Jaguar Land Rover Automotive Plc (JLR), an indirect subsidiary of the Company, issued USD 700 million 4.125% Senior Notes, due 2018. Subsequent to the quarter ended December 31, 2013, JLR further issued GBP 400 million 5.0% Senior Notes, due 2022. The net proceeds from these issues are being utilised to refinance existing debts and for general corporate purposes.

8)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)
		Quarter ended			Nine months ended		Year ended March 31, 2013
	Particulars	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues:
	(Total income from operations (net))
I.	Automotive and related activity:
	(a) Tata and other brands vehicles and financing thereof	9,764.92	10,743.52	12,345.19	31,660.53	37,968.50	50,919.99
	(b) Jaguar and Land Rover	53,892.52	45,795.00	33,456.70	135,052.49	94,037.39	136,822.17
	Less: Intra segment eliminations	(15.12)	(10.30)	(22.86)	(40.30)	(65.12)	(93.31)

		63,642.32	56,528.22	45,779.03	166,672.72	131,940.77	187,648.85
II.	Others	628.49	618.08	592.92	1,821.00	1,670.53	2,265.92

	Total segment revenue	64,270.81	57,146.30	46,371.95	168,493.72	133,611.30	189,914.77
	Less: Inter segment revenue	(393.98)	(264.02)	(282.45)	(949.95)	(795.31)	(1,097.14)

	Net income from operations	63,876.83	56,882.28	46,089.50	167,543.77	132,815.99	188,817.63

B.	Segment results before other income, finance costs, exceptional items and tax:
I.	Automotive and related activity:
	(a) Tata and other brands vehicles and financing thereof	(611.43)	48.93	137.92	(367.29)	1,640.13	1,736.89
	(b) Jaguar and Land Rover	7,680.57	5,830.82	3,394.96	17,155.87	9,688.38	14,975.61
	Less: Intra segment eliminations	—	—	—	—	—	—

		7,069.14	5,879.75	3,532.88	16,788.58	11,328.51	16,712.50
II.	Others	74.93	47.23	83.69	174.55	272.19	375.68

	Total segment results	7,144.07	5,926.98	3,616.57	16,963.13	11,600.70	17,088.18
	Less: Inter segment eliminations	(48.27)	(21.10)	(29.25)	(89.90)	(85.14)	(110.18)

	Net segment results	7,095.80	5,905.88	3,587.32	16,873.23	11,515.56	16,978.00
	Add / (Less): Other income	157.47	232.09	188.64	571.85	634.06	811.53
	Add / (Less): Finance costs	(1,001.21)	(1,111.74)	(934.58)	(3,061.19)	(2,586.32)	(3,553.34)
	Add / (Less): Exceptional items	(124.34)	(273.84)	(173.53)	(576.82)	(624.16)	(602.71)

	Total profit before tax	6,127.72	4,752.39	2,667.85	13,807.07	8,939.14	13,633.48

			As at September 30,		As at December 31,		As at March 31,
			2013		2013	2012	2013
			Unaudited		Unaudited	Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities):
I.	Automotive and related activity:
	(a) Tata and other brands vehicles and financing thereof		45,041.30		44,722.41	43,495.45	41,148.27
	(b) Jaguar and Land Rover		51,171.92		56,267.33	41,280.31	34,895.64
	Less: Intra segment eliminations		—		—	—	—

			96,213.22		100,989.74	84,775.76	76,043.91
II.	Others		1,337.72		1,351.80	1,087.08	971.69

	Total capital employed		97,550.94		102,341.54	85,862.84	77,015.60
	Less: Inter segment eliminations		(566.89)		(615.06)	(499.29)	(524.61)

	Net segment capital employed		96,984.05		101,726.48	85,363.55	76,490.99
	Add / (Less): Unallocable assets / (liabilities) (net)		(41,727.74)		(38,074.77)	(42,886.65)	(38,853.69)

	Capital employed		55,256.31		63,651.71	42,476.90	37,637.30

9)	Public shareholding of Ordinary shares as on December 31, 2013 excludes 20.50% (19.74% as on September 30, 2013, 16.68% as on December 31, 2012 and 18.39% as on March 31, 2013) held by Citibank N.A. as Custodian for Depository shares.
10)	The Statutory Auditors have carried out a limited review of the above results stated in Part I and notes thereto for the quarter and nine months ended December 31, 2013.

Tata Motors Limited Cyrus P Mistry
Mumbai, February 10, 2014	Chairman

News Release — 4	February 10, 2014

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the Quarter and Nine months ended December 31, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosure in Part II – Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement based on our audit of the related interim financial statements which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies Act, 1956 (which continues to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs) and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net profit and other financial information of the Company for the Quarter and Nine months ended December 31, 2013.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements and the particulars relating to the investor complaints disclosed in Part II – Select Information for the Quarter and Nine months ended December 31, 2013 of the Statement, from the details furnished by the Management.

Mumbai, February 10, 2014	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm Registration No. 117366W/W-100018) B. P. Shroff (Partner) (Membership No.34382)

News Release — 5	Stand Alone Financial Results	February 10, 2014

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Particulars				Quarter ended			Nine months ended		Year ended March 31, 2013
				December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
(A)
1		Vehicle sales: (in Nos.) (includes traded vehicles)
		Commercial vehicles		86,047	101,902	138,963	294,909	390,026	536,232
		Passenger cars and Utility vehicles		34,829	35,411	54,675	106,195	189,897	229,325
		Exports		11,211	13,617	11,653	36,265	39,516	50,938

				132,087	150,930	205,291	437,369	619,439	816,495

2		Vehicle production: (in Nos.)
		Commercial vehicles		96,578	111,321	148,976	331,731	428,858	578,691
		Passenger cars and Utility vehicles		19,310	24,129	42,017	66,595	162,532	194,547

				115,888	135,450	190,993	398,326	591,390	773,238

				(Rs. in crores)
				Audited	Audited	Audited	Audited	Audited	Audited
(B)
1		Income from operations
	(a)	Sales / Income from operations		8,458.27	9,657.43	11,584.57	28,128.75	36,880.63	48,927.05
		Less: Excise duty		786.87	896.33	1,055.91	2,660.64	3,444.87	4,554.01
		Net sales / Income from operations		7,671.40	8,761.10	10,528.66	25,468.11	33,435.76	44,373.04
	(b)	Other operating income		98.27	107.35	101.43	274.51	262.17	392.68
		Total income from operations (net)		7,769.67	8,868.45	10,630.09	25,742.62	33,697.93	44,765.72
2		Expenses
	(a)	Cost of materials consumed		4,514.52	5,115.72	6,521.02	15,474.67	21,057.93	27,244.28
	(b)	Purchase of products for sale		1,032.49	1,422.88	1,137.91	3,647.52	4,201.35	5,864.45
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		415.82	44.92	348.41	34.61	(544.24)	(143.60)
	(d)	Employee benefits expense		720.43	696.76	731.43	2,164.68	2,187.48	2,837.00
	(e)	Depreciation and amortisation		512.18	519.05	482.38	1,531.01	1,358.89	1,817.62
	(f)	Product development / Engineering expenses		121.24	96.25	88.52	318.81	243.00	425.76
	(g)	Other expenses		1,685.01	1,675.88	1,920.43	5,150.21	5,773.61	7,773.65
	(h)	Amount capitalised		(260.76)	(265.28)	(262.89)	(775.31)	(719.84)	(953.80)
		Total expenses		8,740.93	9,306.18	10,967.21	27,546.20	33,558.18	44,865.36
3		Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)		(971.26)	(437.73)	(337.12)	(1,803.58)	139.75	(99.64)
4		Other income
	(a)	Profit on sale of investment in a subsidiary (refer note 4)		1,947.90	—	—	1,947.90	—	—
	(b)	Others (refer note 3)		40.15	76.19	111.80	1,736.89	1,998.18	2,088.20
5		Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		1,016.79	(361.54)	(225.32)	1,881.21	2,137.93	1,988.56
6		Finance costs		356.49	339.96	367.81	1,014.96	1,053.81	1,387.76
7		Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		660.30	(701.50)	(593.13)	866.25	1,084.12	600.80
8		Exceptional items
	(a)	Exchange loss/ (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		11.87	80.03	8.15	246.09	248.95	263.12
	(b)	Provision for loan given and costs associated with closure of operations of a subsidiary		—	202.00	—	202.00	175.00	245.00
	(c)	Provision for impairment of investments in a subsidiary		27.03	—	—	27.03	—	—
	(d)	Profit on sale of a division		—	—	—	—	—	(82.25)
9		Profit / (loss) from ordinary activities before tax (7 - 8)		621.40	(983.53)	(601.28)	391.13	660.17	174.93
10		Tax expense / (credit)		(630.00)	(180.00)	(142.79)	(760.00)	46.21	(126.88)
11		Net profit / (loss) from ordinary activities after tax (9 - 10)		1,251.40	(803.53)	(458.49)	1,151.13	613.96	301.81
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit / (loss) for the period (11 + 12)		1,251.40	(803.53)	(458.49)	1,151.13	613.96	301.81
14		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	638.00	643.78	638.00	638.07
15		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							18,473.46
16		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	3.87	(2.50)	(1.44)	3.57	1.91	0.93
	(b)	Diluted EPS before and after extraordinary items	Rs.	3.87	(2.50)	(1.44)	3.57	1.91	0.93
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	3.97	(2.50)	(1.44)	3.67	2.01	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	3.97	(2.50)	(1.44)	3.67	2.01	1.03

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

17		Debt service coverage ratio (no. of times)							0.10
18		Interest service coverage ratio (no. of times)							1.29

PART II

SELECT INFORMATION FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Particulars			Quarter ended			Nine months ended		Year ended March 31, 2013
			December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	123,61,71,102	125,68,79,872	131,62,15,306	123,61,71,102	131,62,15,306	127,00,08,831
	-	Percentage of shareholding	45.17%	45.93%	48.61%	45.17%	48.61%	46.90%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,84,88,213	47,84,81,033	47,77,05,603	47,84,88,213	47,77,05,603	47,77,06,033
	-	Percentage of shareholding	99.28%	99.28%	99.12%	99.28%	99.12%	99.12%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	5,60,00,000	5,60,00,000	7,10,00,000	5,60,00,000	7,10,00,000	7,10,00,000
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	5.96%	5.96%	7.55%	5.96%	7.55%	7.55%
	-	Percentage of shares (as a % of the total share capital of the Company)	2.05%	2.05%	2.62%	2.05%	2.62%	2.62%
	(b)	Non-encumbered
	-	Number of shares	88,35,56,205	88,35,56,205	86,90,56,205	88,35,56,205	86,90,56,205	86,90,56,205
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	94.04%	94.04%	92.45%	94.04%	92.45%	92.45%
	-	Percentage of shares (as a % of the total share capital of the Company)	32.28%	32.28%	32.09%	32.28%	32.09%	32.09%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—	—
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	34,78,587	34,78,587	42,53,587	34,78,587	42,53,587	42,53,587
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares (as a % of the total share capital of the Company)	0.72%	0.72%	0.88%	0.72%	0.88%	0.88%

		Particulars	Quarter ended December 31, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	5
		Received during the quarter	18
		Disposed off during the quarter	22
		Remaining unresolved at the end of the quarter	1

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 10, 2014.
2)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.
3)	Other income for the quarter and nine months ended December 31, 2013, includes dividends from subsidiary companies of Rs.9.09 crores and Rs.1,555.80 crores, respectively (Rs.9.09 crores and Rs.1,574.49 crores for the quarter and nine months ended December 31, 2012, respectively).
4)	The Company is in the process of divesting its investments in certain foreign subsidiary companies to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary. Consequently, the quarter and nine months ended December 31, 2013, includes a profit of Rs.1,947.90 crores on such divestment.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	Public shareholding of Ordinary shares as on December 31, 2013 excludes 20.50% (19.74% as on September 30, 2013, 16.68% as on December 31, 2012 and 18.39% as on March 31, 2013) held by Citibank N.A. as Custodian for Depository shares.
8)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B).

Tata Motors Limited

Cyrus P Mistry
Mumbai, February 10, 2014	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.